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Exhibit (a)(5)

FORM OF
PROMISE TO GRANT NEW OPTION

    In exchange for your agreement to cancel a stock option ("Old Option") you received from interWAVE Communications International Ltd. ("interWAVE"), interWAVE hereby promises to grant you a nonqualified stock option covering            shares of interWAVE's common stock on February 12, 2002 (the "New Option"), which is the same number of shares subject to the option which you tendered for exchange and which were cancelled on August 9, 2001. The exercise price of each New Option will be the closing price of interWAVE's common stock as listed on the Nasdaq Market on February 12, 2002.

    Each new option granted will vest commencing on the grant date, which is expected to be February 12, 2002. For eligible employees other than those located in France or Hong Kong, the replacement option will vest monthly on the same day of the month as the vesting commencement date at a rate of 1/48th of the shares subject to the option over four years, subject to the optionee continuing to be a service provider on such dates. Options granted under the French Sub-Plan will vest 100% at the expiration of a four year holding period, subject to the optionee continuing to be a service provider on such date. Options granted to employees in Hong Kong will vest as to 12.5% of the shares subject to the option six (6) months from the grant date and 1/48th of the shares monthly thereafter over four years, subject to the optionee continuing to be a service provider on such dates. No credit shall be given to any optionee for vesting under the old options or for the 6 month period prior to the grant date. Each New Option will otherwise be subject to the standard terms and conditions under the interWAVE Communications International, Ltd. 1999 Option Plan, the interWAVE Communications International, Ltd. 1999 Option Plan for French Employees, or the interWAVE Communications International, Ltd. 2001 Supplemental Stock Plan, as applicable, and a new option agreement between interWAVE and you.

    In order to receive the New Option, you must be employed by interWAVE as of February 12, 2002. This promise to grant does not constitute a guarantee of employment with interWAVE or any of our subsidiaries for any period. Your employment with interWAVE or any of our subsidiaries remains "at-will" and can be terminated by either you or interWAVE at any time, with or without cause or notice, subject to the provisions of local law. If you voluntarily terminate your employment with interWAVE or any of our subsidiaries or if your employment is terminated by interWAVE or any of our subsidiaries for any reason before February 12, 2002, you will lose all rights you have to receive the New Option.

    This Promise is subject to the terms and conditions of the Offer to Exchange dated July 12, 2001, the memorandum from Priscilla Lu dated July 12, 2001, and the Election Form previously completed and submitted by you to interWAVE, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and interWAVE with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of interWAVE.

INTERWAVE COMMUNICATIONS INTERNATIONAL LTD.

By: _______________________________________	Date: _________________________________, 2001

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FORM OF PROMISE TO GRANT NEW OPTION